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SEC 19005650

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abacus International Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Bowery
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Sung 212-266-9063
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group
(Name – *if individual, state last, first, middle name*)

432 North Franklin Street	Syracuse	New York	13204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jill Sung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus International Capital Corp., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me on the 30th day of January 2019 by Jill Sung.

Signature

Vice President
Title

Notary Public

BEI YE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01YE6310257
Qualified in Kings County
My Commission Expires 8/25 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABACUS INTERNATIONAL CAPITAL CORP.

SEC ID 8-46418

Financial Statements as of
December 31, 2018
Together with
Independent Auditor's Report

Bonadio & Co., LLP
Certified Public Accountants

ABACUS INTERNATIONAL CAPITAL CORP.

TABLE OF CONTENTS
DECEMBER 31, 2018

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

January 30, 2019

To the Board of Directors
of Abacus International Capital Corp.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Abacus International Capital Corp. (the Company) as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

432 North Franklin Street, #60
Syracuse, New York 13204
p (315) 476-4004
f (315) 254-2384

www.bonadio.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

Supplemental Information

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completenessand accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.

§240.17a-5. In our opinion, Schedules 1 and 2 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Abacus International Capital Corp.'s auditor since 2016.

Bonadio & Co., LLP

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	72,825
Deposits with clearing organizations		4,931
Trading securities at fair value		24,471
Receivable from parent company		71,008
Prepaid expenses and others assets		12,235
Total assets	**$**	**185,470**
LIABILITIES AND STOCKHOLDER's EQUITY		
LIABILITIES:		
Accrued expenses	$	10,000
Payable to parent company		71,068
Deferred tax liability		4,052
Total liabilities		85,120
STOCKHOLDER'S EQUITY:		
Common stock, no par value' 200 shares authorized, issued and outstanding	$	500
Paid-in capital		1,534,375
Accumulated deficit		(1,434,525)
Total stockholder's equity		100,350
Total liabilities and stockholder's equity	**$**	**185,470**

The accompanying notes are an integral part of the financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE:		
Interest and Dividends		802
Gain on change in fair value of trading securities		1,422
Total Revenue		**2,224**
EXPENSES:		
Occupancy		19,418
Communication and data processing		2,360
Insurance		11,434
Professional fees		15,300
Regulator Fees & Expenses		3,537
Dues and subscriptions		1,550
Other operating		15
Total Expenses		**53,614**
Loss Before Income Tax Benefit		(51,390)
Income Tax Benefit		10,080
Net Loss	**$**	**(41,310)**

The accompanying notes are an integral part of the financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
BALANCE - JANUARY 01, 2018	**$ 500**	**$ 1,534,375**	**$ (1,393,215)**	**$ 141,660**
Net loss	-	-	(41,310)	(41,310)
BALANCE - DECEMBER 31, 2018	**$ 500**	**$ 1,534,375**	**$ (1,434,525)**	**$ 100,350**

The accompanying notes are an integral part of the financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss		(41,310)
Adjustments to reconcile net loss to net cash flow		
from operating activities:		
Receivable from the parent company		(10,993)
Gain on change in fair value of investments		(1,422)
Deposits with clearing organizations		(520)
Prepaid expenses and other assets		864
Deferred tax liability		913
Payable to the parent company		19,432
Net cash flow from operating activities		(33,036)
CHANGE IN CASH AND CASH EQUIVALENTS		(33,036)
CASH AND CASH EQUIVALENTS - beginning of year Jan 01, 2018		105,861
CASH AND CASH EQUIVALENTS - end of year Dec 31, 2018	$	72,825

The accompanying notes are an integral part of the financial statements.

1. NATURE OF OPERATIONS

Abacus International Capital Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly-owned by Abacus Federal Savings Bank (the "Parent Company"). The Company offers securities transaction services to its customers.

The Company is engaged in a single line of business as a securities broker-dealer that comprises agency transactions. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k (2)(i) since it uses other security firms for clearing.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operations for the foreseeable future. Principal conditions or events that may raise doubt about the ability of the entity to continue as a going concern include the fact that the Company has no current customers, has terminated its clearing agreement with Sterne Agee & Leach, Inc. and has historically funded operations through capital contributions from the Parent Company. However, the Company is exploring other possible business opportunities and fully intends to remain as a going concern. Management's plan to alleviate substantial doubt about the ability to continue as a going concern is dependent on continued support from the Parent Company. The Parent Company fully intends to continue to maintain the Company as a going concern and has the ability to support the Company. The Company's ability to meet its obligations as they become due is dependent on the success of management's plans, as described above.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows
The Company considers cash on hand and amounts on deposit with depository institutions having maturity of three months or less when purchased as cash and cash equivalents for purposes of the statement of cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
Securities transactions and related commission revenue and expense are recorded on a trade date basis. In the current year, the Company did not receive any commission revenue.

Financial Instruments with Off-Balance Sheet Risk
In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers, if any, are unable to fulfill contractual obligations under margin accounts. At December 31, 2018, the business did not have any balance in margin accounts.

Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. In the event the Company has to make a payment under this indemnity, the financial guarantee would be recorded at fair value.

Fair Value of Financial Instruments
The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organizations, receivables and payables, and accrued expenses), except for trading securities, approximate the fair value because of the short maturity of the investments. Trading securities consist of equity positions in corporate stocks recorded at fair value through earnings.

Investment Securities
The Company has an investment account which is recorded at fair value, using market prices, and changes in fair value is recorded in earnings and the account is classified as Trading Securities. Interest and dividends are included in interest income.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Income Taxes
The Company is included in the consolidated federal and state income tax returns of the Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the federal and state consolidated tax assert or liability among the participants generally in proportion to their contribution to the consolidated taxable income or loss amounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)
Income tax expense (benefit) is allocated by the Parent and consists of the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are expenses future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduced deferred tax assets to the amount expected to be realized.

Related Party Transactions
The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays the Company's overhead and administrative costs. This is recorded on the payable to parent line item on the statement of financial condition. The Company participates in a Tax Participation Agreement with Abacus Federal Savings Bank and its subsidiaries. The resulting tax benefit is recorded as a receivable from parent company on the statement of financial condition.

Change in Accounting Principle
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)". The objective of ASU 2014-09 is to align the recognition of revenue with the transfer of promised goods or services provided to customers in an amount that reflects consideration which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will replace most existing revenue recognition guidelines under U.S. GAAP when it becomes effective. In August 2015, the FASB issued an amendment (ASU 2015-14) which defers the effective date of this new guidance by one year. More detailed implementation guidance on ASU 2014-09 was issued in March 2016 (ASU 2016-08), April 2016 (ASU 2016-10) and May 2016 (ASU 2016-12), and the effective date and transition requirements for these ASUs are the same as the effective date and transition requirements of ASU 2014-09. The amendments in ASU 2014-09 are effective for public business entities for annual periods, beginning after December 15, 2017. The guidance allows an entity to apply the new standard either retrospectively or through a cumulative effect adjustment as of January 1, 2018. ASU 2014-09 applies to commission income and fees from investment banking and asset management services. For that reason, the adoption of this standard did not have a material impact on our results of operations for elements of the statement of income. In addition, the new standard did not result in additional new disclosure requirements. The Company adopted the standard in the year ended December 31, 2018.

3. FULLY-DISCLOSED CLEARING AGREEMENT

The Company does not have a clearing agreement with any institution. There are no customer accounts currently, as there are no customers.

4. INCOME TAXES

The components of the income tax benefit for 2018 were as follows:

Current	$ (10.993)
Deferred	913
	$ (10,080)

The difference between the expected income tax benefit (computed by applying the U.S. Federal corporate income tax rate of 21% to the loss before income tax benefit) for the year ended December 31, 2018 and the reported income tax benefit is a result of state and city tax expense.

At December 31, 2018, the Company has a deferred tax liability of $4,052, which is related to a change in fair value of investment securities.

5. RELATED PARTIES

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays all of the Company's overhead and administrative costs. The amount of $23,328 was allocated to the company in 2018.

In the ordinary course of business, the Company enters into transactions with the Parent Company and affiliates. At December 31, 2018, balances related to such transactions were as follows:

ASSETS:	
Cash and cash equivalents	$ 6,476
Receivable from the parent company	71,008
	$ 77,484
LIABILITIES:	
Payable to the parent company	$ 71,068
OPERATING EXPENSES:	
Communication and data processing	$ 2,360
Occupancy	19,418
Other	1,550
	$ 23,328

5. RELATED PARTIES (Continued)

Since the taxable year ending December 31, 1999 the Company has participated in a Tax Participation Agreement between Abacus Federal Savings Bank and its subsidiaries, dated as of May 1, 1999.

The Company subleases office space from the parent Company. The Parent Company allocates its rental costs to the Company based on square footage. Future minimum lease payments are as follows:

2019	$ 3,920
2020	0
Total	$ 3,920

Rent expense was $15,201 in 2018.

6. FAIR VALUE

A fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

- Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Fair Value Measurement at December 31, 2018:

Description	Level 1	Level 2	Level 3
Investment securities:			
Corporate equity securities - financial	$ 24,417	$ -	$ -

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ration would exceed 10 to 1.

At December 31, 2018, the Company had net capital of $10,245, which was $4,570 in excess of its required net capital of $5,000. The Company's net capital ratio was 8.31 to 1.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 30, 2019, which is the date the financial statements were available to be issued.

Subsequent to year-end, the Company received an additional capital contribution of $100,000 from the Parent Company to fund continued operating expenses and to maintain capital ratios in excess of required limits. This contribution was received on January 24, 2019.

ABACUS INTERNATIONAL CAPITAL CORP.

Schedule 1:

SCHEDULE OF THE COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE ACT OF 1934 RULE 15C3-1
AS OF DECEMBER 31, 2018

	2018
Total stockholder's equity from statement of financial condition	100,350
Deductions	
Non-allowable assets:	
Excess cash on deposit	1
Prepaid expenses and other assets	15,390
Receivable from parent company	71,008
Total Non-allowable assets:	86,399
Net capital before haircuts on securities positions	13,951
Haircuts on securities	(3,706)
Net capital	10,245
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accrued expenses	10,000
Payable to the parent company	71,068
Net deferred tax	4,052
Total aggregate indebtedness	85,120
Percent of aggregate indebtedness to net capital	830.83%
Computation of basic net capital requirement:	
Minimum net capital required of 6.67% of aggregate indebtedness or $5,000, whichever is greater	5,675
Net capital	10,245
Excess net capital over minimum requirement	4,570
Net capital per computation contained in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	10,245

Reconciliation of computation of Net Capital Under SEA Rule 15c3-1

There are no material differences between the above calculation and the one included in the Company's Unaudited FOCUS Report as of December 31, 2018

ABACUS INTERNATIONAL CAPITAL CORP.

Schedule 2:
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEA Rule 15c3-3
December 31, 2018

Abacus International Capital Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(i) of the Rule.

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

January 30, 2019

To the Board of Directors
of Abacus International Capital Corp.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Abacus International Capital Corp. (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the exemption provision) and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bonadio & Co., LLP

432 North Franklin Street, #60
Syracuse, New York 13204
p (315) 476-4004
f (315) 254-2384

www.bonadio.com

Abacus International Capital Corp.
Exemption Report

Assertions Regarding Exemption Provision:

Abacus International Capital Corp. ("the Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC), the broker or dealer's designated examining authority (DEA) and SIPC. One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company, to the best of its knowledge and belief, hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i). Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Statement Regarding Meeting Exemption Provision:

The Company has met the identified exemption provision, as noted above, without exception, throughout the 2018 calendar year.

I, Jill Sung, swear that, to my best knowledge and belief, this exemption report is true and correct.

Jill Sung, Vice President
January 29, 2019

ABACUS INTERNATIONAL CAPITAL CORP.
6 – 8 Bowery, 4th Floor
New York, NY 10013

VIA OVERNIGHT COURIER
February 22, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-2000

RE: 2018 Annual Audited Financial Statements – Broker/Dealer
Abacus International Capital Corp.

Dear Sir or Madam:

Enclosed please find the 2018 Annual Audited Financial Statements for Abacus International Capital Corp., a broker/dealer.

Enclosed please also find a copy of this letter with a self-addressed stamped envelope. Please provide a receipt for this submission by stamping the copy and returning it in the envelope.

Please contact me at 212.266.9063, with any questions.

Sincerely,

Jill Sung
Vice President

Cc: SEC NY Regional Office
200 Vesey Street, Suite 400
New York, NY 10281